

Mail Stop 7010

February 21, 2007

**<u>via U.S. mail and facsimile</u>**

Michele Volpi
President and Chief Executive Officer
H.B. Fuller Company
1200 Willow Lake Boulevard
St. Paul, Minnesota  55110-5101

> **RE:**   **H.B. Fuller Company**
> **Form 10-K for the fiscal year ended December 3, 2005**
> **Filed February 14, 2006**
> **File No. 1-9225**

Dear Mr. Volpi:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker at (202) 551-3691 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief